UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Monterey Bio Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
61240F108
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61240F108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS NorthStar Bio Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,912,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,912,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 61240F108	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Sandip I. Patel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,947,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,947,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 61240F108	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Monterey Bio Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17 State Street, 21st Floor, New York, NY 10004

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) NorthStar Bio Ventures, LLC (ii) Sandip I. Patel
Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 17 State Street, 21st Floor, New York, NY 10004.

Item 2(c).	Citizenship:

NorthStar Bio Ventures, LLC is a Delaware limited liability company, Sandip I. Patel is a citizen of United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

61240F108

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 61240F108	13G	Page 5 of 6 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

NorthStar Bio Ventures, LLC (the “Sponsor”) holds 1,912,500 shares of Common Stock, par value $0.0001 per share, representing approximately 13.3% of the outstanding shares of Common Stock.

The securities described above are held directly by the Sponsor and indirectly by Sandip I. Patel as the controlling shareholder of the Sponsor. Mr. Patel disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The aggregate percentage of Common Stock beneficially owned by each of the Reporting Persons is calculated based upon 14,375,000 shares of Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 61240F108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

NORTHSTAR BIO VENTURES, LLC

By:	/s/ Jason T. Simon
Name:	Jason T. Simon
Title:	Attorney-in-Fact*

/s/ Jason T. Simon
Jason T. Simon, Attorney-in-Fact for Sandip I. Patel*

* The Powers of Attorney given by each of NorthStar Bio Ventures, LLC and Sandip I. Patel were previously filed as exhibits 24.1 to the Form 3s filed by NorthStar Bio Ventures, LLC and Sandip I. Patel with the SEC on September 30, 2021 and are herein incorporated by reference.

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2022

NORTHSTAR BIO VENTURES, LLC

By:	/s/ Jason T. Simon
Name:	Jason T. Simon
Title:	Attorney-in-Fact*

/s/ Jason T. Simon
Jason T. Simon, Attorney-in-Fact for Sandip I. Patel*

* The Powers of Attorney given by each of NorthStar Bio Ventures, LLC and Sandip I. Patel were previously filed as exhibits 24.1 to the Form 3s filed by NorthStar Bio Ventures, LLC and Sandip I. Patel with the SEC on September 30, 2021 and are herein incorporated by reference.